Exhibit 5.1

FOLEY, HOAG & ELIOT LLP
One Post Office Square
Boston, Massachusetts 02109

February 19, 2002

CACI International Inc
1100 North Glebe Road
Arlington, Virginia 22201

Ladies and Gentlemen:

We are familiar with the registration statement on Form S-3, File no. 333-82346 (the “S-3 Registration Statement”), as amended through this date, relating to up to 4,887,500 shares (the “Shares”) of the Class A common stock of CACI International Inc (the “Company”) in an underwritten public offering.

We have examined the Company’ s Certificate of Incorporation and all amendments thereto, its By-Laws and all amendments thereto, and the records of meetings and consents of its Board of Directors and stockholders. We have examined such other records and documents as we deemed necessary or appropriate for purposes of rendering this opinion.

Based upon the foregoing, we are of the opinion that (a) the Company has corporate power adequate for the issuance of the Shares in the manner set forth in the S-3 Registration Statement, (b) the Company has taken all necessary corporate action required to authorize the issuance and sale of the Shares and (c) when certificates for the Shares have been duly executed and countersigned, and delivered against due receipt of the price therefore in accordance with the S-3 Registration Statement, the Shares will be legally issued, fully paid and non-assessable.

We consent to the filing of this opinion as an exhibit to the S-3 Registration Statement.

Very truly yours,

FOLEY, HOAG & ELIOT LLP

By: /s/  David W. Walker

a Partner

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